UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ViewRay, Inc.

(Name of issuer)

       Common Stock

(Title of class of securities)

         Common Stock: 92672L107

(CUSIP number)

          January 21, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107	13G

1	Name of reporting persons Elekta AB (publ)
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☐
3	SEC use only.
4	Citizenship or place of organization. Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
	6	Shares Voting Power	0
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	0
9	Aggregate amount beneficially owned by each reporting person. 0
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person. CO

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed by the Company (as defined below), on December 12, 2019 (the “Schedule 13G”). On January 21, 2020, the Company sold an aggregate of 11,501,597 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Issuer (as defined below). As a result, this Amendment is being filed to disclose that the Company has ceased to be the beneficial owners of more than five percent of the outstanding shares of the Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Company.

Item 1	(a)	Name of Issuer:
ViewRay, Inc. (the “Issuer”)

	(b)	Address Of Issuer’s Principal Executive Offices:
2 Thermo Fisher Way Oakwood Village, Ohio 44146

Item 2	(a)	Name of Person Filing:
This Schedule 13G is filed by Elekta AB (publ) (the “Company”).

	(b)	Address of Principal Business Office, or, if none, Residence:
The principal business address for the Company is: P.O. Box 7593, Stockholm, Sweden SE-103 93

	(c)	Citizenship:
Elekta is organized in Sweden.

	(d)	Title of Class of Securities:
Common Stock, par value $0.01

	(e)	CUSIP Number:
92672L107

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

	(a)	Amount beneficially owned:
This Statement is filed by Elekta as the direct beneficial owner of 0 shares of the Issuer’s Common Stock.

	(b)	Percent of class:
Elekta owns 0.0% of the Issuer’s Common Stock outstanding.

	(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Not applicable.

	(ii)	Shared power to vote or to direct the vote: Not applicable.

	(iii)	Sole power to dispose or to direct the disposition of: Not applicable.

	(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of The Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: February 11, 2021

Elekta AB (publ)

By:	/s/ Gustaf Salford
Name:	Gustaf Salford
Title:	President and Chief Executive Officer

[Signature Page to Schedule 13G]